[LTC LETTERHEAD]

October 14, 2005

Steven Jacobs

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington DC, 20549

Re:                             LTC Properties, Inc.
Form 10-K for the year ended December 31, 2004

Filed February 28, 2005

File No. 001-11314

Dear Mr. Jacobs:

We have the following response to your comment letter dated October 11, 2005 on the above-referenced filing.

FORM 10-K

Financial Statements and Notes

Note 3.  Major Operators, page 54

SEC Comment:

1.             Please tell us how you evaluated your asset concentration level to determine the financial information required for Alterra related to properties subject to net lease.  In determining whether asset concentration thresholds are crossed, aggregate net lease properties and mortgage loans to the same lessee or guarantor, obligor, or group of related lessees or obligors, or loans on related properties.  Properties are related, for example, if they are subject to cross default collateralization agreements.  At concentration levels over 20% of total assets please include audited financial statements of the lessee/guarantor/obligor.  If the lessee/guarantor/obligor is a public company currently filing reports with the Commission, only summarized data (Rule 1-02(bb) of Regulation S-X and FAS 95 cash flow information) need be provided.  At concentration levels between 10-20%, only summarized data need be provided.

Company’s Response to #1:

In evaluating our asset concentration levels we look at aggregate net lease properties and mortgage loans related to the same lessee, guarantor, obligor or group of related leases, obligors or loans on related properties.  We consider cross default collateralization agreements in grouping related leases, obligors and/or loans.  At December 31, 2004, Alterra leased 35 assisted living properties from us under four master leases.  In determining our concentration level with Alterra, we combined the assets under the four master leases we have with them to determine that 12.6% of our total assets at December 31, 2004 were concentrated with Alterra.  At December 31, 2004 we had no mortgage loans to Alterra or loans on any Alterra related property.  Since Alterra is not a publicly traded company we do not have access to their financial statements and thus are not able to provide summarized financial data for Alterra.

The following statements are being provided at the request of the Securities and Exchange Commission as outlined in its letter dated October 11, 2005:

•                                          LTC Properties, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          LTC Properties, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
LTC PROPERTIES, INC.

/s/ Wendy Simpson

Wendy L. Simpson
Vice Chairman, Chief Financial Officer and Treasurer